SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 17, 2002

Siderca S.A.I.C.
Av. Leandro N. Alem, 1067
Buenos Aires, Argentina (1001)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Siderca´s press release in connection with a judicial claim against its affiliate Dalmine S.p.A.

Siderca
Tenaris Group

Press Release

Siderca S.A.I.C. Issues Update on a Judicial Claim against its Affiliate, Dalmine S.p.A.

Nigel Worsnop/Diego Ferrari
Siderca S.A.I.C.
(54) 11 4318-4083
www.siderca.com

Cesar Villavicencio
Citigate Dewe Rogerson
(212) 688-6840

Buenos Aires, May 17, 2002. Siderca S.A.I.C. (New York Stock Exchange: SDT and Buenos Aires Stock Exchange: ERCA), a Tenaris Group company, confirms that yesterday the High Court in London, UK, passed a first-instance judgment against its affiliate, Dalmine S.p.A., in a claim relating to the delivery of steel pipes made prior to its becoming an affiliate of Siderca.

With respect to the judgment, Dalmine stated the following:

"On May 16, 2002 the High Court in London passed a first-instance judgment against Dalmine S.p.A, with respect to a claim presented by a Consortium led by BHP Billiton Petroleum Limited (BHP), relating to the supply of pipes for a gas pipeline in the Bay of Liverpool delivered in 1993 when Dalmine was still part of the IRI Group.

Regarding the judicial process started by BHP in 1998, Dalmine has already provided ample information its financial statements, as well as in specific press releases.

At the moment Dalmine is considering whether there are the grounds for an appeal against the judgment.

The amount of the damages suffered by BHP has not yet been determined in court and this will be the subject of a separate judgment which should be made before the end of the current year.

The Company, however, believes – on the basis of the evidence produced so far - that the claim established by BHP for the replacement of the gas pipeline, in the amount of 35 million pounds sterling, is overestimated in respect to the cost effectively borne.

With respect to the rest of the claim for damages, equivalent to 39 million pounds sterling for consequential damages and 140 million pound sterling for loss of profit, BHP has not yet presented adequate evidence to demonstrate the legitimacy of its claim nor to justify the amounts claimed.

As the pipes were produced and sold when Dalmine was still part of the IRI Group, Techint Investments Netherlands B.V., the largest shareholder of the Company, filed an arbitration proceeding against Fintecna in December 2000, in order to obtain an award that recognizes Fintecna's contractual or non-contractual responsibility to compensate Dalmine for damages sustained from the suit brought by BHP. It is expected that the arbitration proceeding will be concluded at around the same time as the judgment on the determination of damages."

Media Contact
Geraldina Marino
gmarino@tenaris.com
Buenos Aires +54-11-4018-2729

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siderca S.A.I.C.

By: ______________________________
Name: Horacio de las Carreras
Title: Secretary of the Board

Dated: May 17, 2002.

Please direct any questions or comments you may have regarding this submission to the undersigned at (011-5411)4018-2185.

Very truly yours,

Horacio de las Carreras

(Enclosure)

cc: New York Stock Exchange, Inc. (w/enclosure)